Exhibit 12.2

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Six Months Ended June 30,	Year Ended December 31,
	2012	2011	2010		2009	2008	2007

Pre-Tax Income from Continuing Operations	$84,584	$191,803	$21,990		$198,403	$126,181	$222,415
Fixed Charges	66,806	134,110	138,712		143,410	156,844	148,110
Adjusted Earnings	$151,390	$325,913	$160,702		$341,813	$283,025	$370,525

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$66,806	$134,110	$138,712		$143,410	$156,844	$148,110
Preferred distributions	21,910	29,880	29,880		29,880	29,880	26,769

Combined Fixed Charges and Preferred distributions	$88,716	$163,990	$168,592		$173,290	$186,724	$174,879
Ratio of Earnings to Fixed Charges and Preferred distributions	1.71x	1.99x	0.95x	(1)	1.97x	1.52x	2.12x

(1)   The deficiency for this period was approximately $7,890.